EXELON CORPORATION
10 South Dearborn Street, 37th Floor
Chicago, Illinois 60680

May 27, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Exelon Corporation
Registration Statement on Form S-4 (File No. 333-122704)

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Exelon Corporation, a Pennsylvania corporation (the "Company"), hereby requests that its Registration Statement on Form S-4 (File No. 333-122704) be declared effective at 12:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on May 31, 2005.

        The Company acknowledges that as of the date hereof:

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  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXELON CORPORATION

By: /s/ BRUCE G. WILSON
Name: Bruce G. Wilson
Title: Associate General Counsel